EXHIBIT 99.1

Antalpha Reports First Quarter 2025 Results

SINGAPORE, June 17, 2025 (GLOBE NEWSWIRE) -- - Antalpha Platform Holding Company (“Antalpha” or the “Company”) (NASDAQ: ANTA), a leading fintech platform serving the Bitcoin mining ecosystem, today announced its unaudited financial results for the first quarter ended March 31, 2025.

“Antalpha is off to a great start in 2025 with first quarter revenue growing 41% and net income growing 423% year over year. The scalability of Antalpha Prime’s fintech platform has enabled us to grow profitability faster than revenue. On top of our strong core business, the Company is exploring new areas of digital asset lending, including enabling our partners to provide Ethereum-collateralized loans and our clients to finance GPUs for AI inference computing,” said Paul Liang, chief financial officer of Antalpha.

First Quarter 2025 Financial and Operational Highlights

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2024	2025	% Change
Total Revenue	$9.65	$13.60	41%
Net Income	$0.28	$1.46	423%
Adjusted EBITDA (non-GAAP)	$0.51	$2.49	392%
Adjusted EBITDA Margin (non-GAAP)*	5%	18%

	As of March 31,
(US dollars in billions, unaudited)	2024	2025	% Change
Supply Chain Loans Outstanding	$0.48	$0.58	22%
Bitcoin Loans Outstanding	$0.60	$1.19	98%
Total Loans Outstanding	$1.08	$1.77	64%

* For more information regarding adjusted EBITDA and adjusted EBITDA margin, see “Non-GAAP Measures” and “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Business Highlights

  Antalpha has purchased approximately US$20 million in XAUt to date, as part of its digital gold treasury strategy. This creates a strategic hedge against macroeconomic volatility and further strengthen the resilience of the collateral pool of the Company. The Company is unique in the deployment of a gold treasury strategy, in that it is synergistic to its core business. Acquiring digital gold will not only improve Antalpha’s risk management, it will also pave the way for expansion into new businesses.
  The Company raised US$56.7 million gross proceeds, from the issuance of 4.4 million shares through its IPO on NASDAQ on May 14, 2025. As a strategic investor, Tether purchased 1.9 million shares, representing 8.1% of the Company’s ordinary shares immediately after the IPO, from the IPO offering.

First Quarter 2025 Financial Results
Total revenue was US$13.6 million, increasing 41% year over year.

  Tech platform fee (on Bitcoin loans) was US$3.5 million, increasing 286% year over year.
  Tech financing fee (on supply chain loans) was US$10.1 million, increasing 15% year over year.

Operating expenses totaled US$12.4 million, increasing 30% year over year.

  Funding cost was $6.6 million, increasing 18% year over year.
  Non-funding operating expenses were US$5.8 million, increasing 47% year over year, primarily due to an increase in labor expenses, professional services and share-based compensation.

Operating income was US$1.2 million, compared to US$0.1 million for the same period last year, reflecting the scalability of the Antalpha Prime platform.

Net income was $1.5 million, increasing 423% year-over-year. Non-GAAP net income was US$1.8 million, increasing 554% year-over-year. Adjusted EBITDA (non-GAAP) was $2.5 million, increasing 392% year-over-year. For more information regarding non-GAAP net income and adjusted EBITDA, see “Non-GAAP Measures” and “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Financial Guidance
For the second quarter of 2025, Antalpha expects revenues to be between US$16 million and US$17 million, representing a growth rate of 40% to 50% year over year, assuming Bitcoin price remains at the $100,000 level.

The above forecast is based on the current market conditions and reflects Antalpha’s current and preliminary view, which is subject to substantial uncertainties. The Company does not undertake any obligation to update any forward-looking statements, except as required by law.

Conference Call Information
Antalpha’s management will hold an earnings conference call at 8:00 A.M. on June 17, 2025, U.S. Eastern Time.

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of "Q1 2025 Antalpha Earnings Conference Call". Please follow the steps to enter your registration details, then click "Register". Upon registration, you will be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you in a calendar invite.

For registration, please click:
https://register-conf.media-server.com/register/BI0bcb89f8f5d548dd9cbb0600510464f1

All participants must use the link provided above to complete the online registration process in advance of the conference call.

Additionally, a live and archived webcast of this conference call will be available at http://ir.antalpha.com.

Non-GAAP Measures
In addition to financial measures presented under generally accepted accounting principles in the United States, or GAAP, Antalpha evaluates non-GAAP financial measures such as non-GAAP operating income, non-GAAP net income, adjusted EBITDA and adjusted EBITDA margin.

The Company believes these adjustments eliminate the effects of certain non-cash and/or non-recurring items that the Company believes complements management’s understanding of its ongoing operational results. However, non-GAAP measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in its industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of its non-GAAP financial measures as tools for comparison. Antalpha will continually evaluate the usefulness of such metrics. The Company believe that non-GAAP measures may be helpful to investors because they provide consistency and comparability with past financial performance and with how management views its financial performance.

Adjusted EBITDA (non-GAAP) represents net income before interest (if non-operating), taxes, depreciation and amortization, and share-based compensation expenses. Its funding cost is an operating item and a significant component of its business. As such, it is not excluded from adjusted EBITDA (non-GAAP). Adjusted EBITDA Margin represents the ratio between adjusted EBITDA and revenue.

Non-GAAP net income represents net income before share-based compensation expenses. Non-GAAP operating income represents operating income before share-based compensation expenses.

For more information on non-GAAP financial measures, please see “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. As the primary lending partner of Bitmain, Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Condensed Consolidated Statements of Income
(in USD, except for shares data, unaudited)

	Three months ended March 31,
	2024	2025
Revenue
Technology financing fee	8,735,121	10,080,373
Technology platform fee	911,405	3,516,114
Total revenue	9,646,526	13,596,487
Operating expenses
Funding cost	5,583,985	6,566,046
Technology and development	1,198,379	1,285,360
Sales and marketing	872,113	972,816
General and administrative	1,682,482	3,145,642
Other cost	237,414	448,910
Total operating expenses	9,574,373	12,418,774
Operating income	72,153	1,177,713
Non-operating income(i)	287,300	706,288
Income before income tax	359,453	1,884,001
Income tax expense	81,057	428,148
Net income	278,396	1,455,853
Weighted average number of ordinary shares
Basic*	19,250,000	19,250,000
Diluted*	19,250,000	21,826,667
Earnings per share
Basic*	0.01	0.08
Diluted*	0.01	0.07

*Giving retroactive effect to the reverse stock split effected on April 18, 2025.
(i) Non-operating income includes other income and fair value change on crypto assets and liabilities.

Condensed Consolidated Balance Sheets
(in USD, unaudited)

	As of December 31,	As of March 31,
	2024	2025
Assets
Cash and cash equivalents	5,926,655	2,438,894
Crypto assets held (including USDC)	60,952,988	53,831,765
Accounts receivable	4,091,740	5,332,230
Amounts due from related parties	2,123,933	3,523,014
Loan receivables, current	300,701,527	385,451,505
Prepaid expenses and other current assets	4,265,800	4,310,603
Crypto assets collateral receivable from related party, current	665,966,988	600,533,009
Total current assets	1,044,029,631	1,055,421,020

Deferred tax assets	1,218,845	923,043
Loan receivables, non-current	128,166,851	192,559,409
Crypto assets collateral receivable from related party, non-current	71,040,098	159,170,468
Investment	5,814,162	5,814,162
Other non-current assets(i)	4,372,642	3,550,039
Total non-current assets	210,612,598	362,017,121
Total assets	1,254,642,229	1,417,438,141

Liabilities and shareholders’ equity
Amounts due to related parties	7,820,838	11,335,614
Accrued expenses and other current liabilities(ii)	9,074,568	7,120,268
Loan payables due to related party, current	279,445,336	397,600,624
Crypto assets collateral payable to customers, current	693,852,753	600,562,518
Total current liabilities	990,193,495	1,016,619,024

Loan payables due to related party, non-current	128,166,851	192,559,409
Crypto assets collateral payable to customers, non-current	88,943,818	159,170,468
Operating lease liabilities, non-current	953,821	885,059
Total non-current liabilities	218,064,490	352,614,936
Total liabilities	1,208,257,985	1,369,233,960

Total shareholders’ equity	46,384,244	48,204,181
Total liabilities and shareholders’ equity	1,254,642,229	1,417,438,141

(i) Other non-current assets include deferred offering costs, property and equipment and right-of-use assets.
(ii) Accrued expenses and other current liabilities include accrued liabilities, other payables and the current portion of lease liabilities.

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures
(in USD, unaudited)

	Three months ended March 31,
	2024	2025
Operating income	72,153	1,177,713
Add: Share-based compensation expenses	-	364,083
Operating income (non-GAAP)	72,153	1,541,796

Net income	278,396	1,455,853
Add: Share-based compensation expenses	-	364,083
Net income (non-GAAP)	278,396	1,819,936
Add: Income tax expense	81,057	428,148
Add: depreciation and amortization expense	146,978	242,146
Adjusted EBITDA (non-GAAP)	506,431	2,490,230
Revenue	9,646,526	13,596,487
Adjusted EBITDA margin (non-GAAP)	5%	18%